14040157

SEC Processing Section

MAR 04 2014

Washington DC 405

Dh 3/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton Stewart & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 43rd Floor
(No. and Street)

New York	NY	10024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600	Denver	CO	40243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton Stewart & Company LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHTON STEWART & CO., INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2013

StarkSchenkein, LLP

ASHTON STEWART & CO., INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2013

Ashton Stewart & Co., Inc.
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditor's Report

To the Stockholders of
Ashton Stewart & Co., Inc.

Report on the Financial Statements

We have audited the statement of financial condition of Ashton Stewart & Co., Inc. (the Company) as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Stewart & Co., Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the entity has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and III is fairly stated in all material respects in relation to the financial statements as a whole.

StarkSchenkein, LLP

Denver, Colorado
February 24, 2014

Ashton Stewart & Co., Inc.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	19,988
Accounts receivable, net of allowance for doubtful accounts of $6,592		731
	$	20,719

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	5,220
		5,220
STOCKHOLDERS' EQUITY:		
Preferred stock, 20,000,000 undesignated shares authorized no shares issued and outstanding		-
Common stock, $.001 par value, 80,000,000 shares authorized, 8,500,000 shares issued and outstanding		8,500
Additional paid-in capital		267,543
Note receivable from stockholder		(42,000)
Accumulated (deficit)		(218,544)
		15,499
	$	20,719

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Operations
For The Year Ended December 31, 2013

REVENUES:	
Revenues	$ 50,000
Total revenues	50,000
EXPENSES:	
Administrative services	15,009
Professional services	138,038
Regulatory fees	8,117
Other operating	12,784
Total expenses	173,948
(LOSS) BEFORE PROVISION FOR INCOME TAXES	(123,948)
Provision for income taxes	-
NET (LOSS)	$ (123,948)

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2013

	Common Stock		Additional Paid in	Note Receivable from	Accumulated	
	Shares	Amount	Capital	Stockholder	(Deficit)	Total
Balance, December 31, 2012	8,500,000	$ 8,500	$ 234,043	$ (42,000)	$ (94,596)	$ 105,947
Contributions from stockholders	-	-	33,500	-	-	33,500
Net (loss)	-	-	-	-	(123,948)	(123,948)
Balance, December 31, 2013	8,500,000	$ 8,500	$ 267,543	$ (42,000)	$ (218,544)	$ 15,499

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Cash Flows
For The Year Ended December 31, 2013

OPERATING ACTIVITIES	
Net (loss)	$ (123,948)
Adjustments to reconcile net (loss) to net cash (used) in operating activities:	
Loss on fixed asset disposal	1,733
Changes in:	
Accounts receivable	42,091
Accrued expenses	(3,984)
Net cash (used) by operating activities	(84,108)
INVESTING ACTIVITIES	
Net cash (used in) investing activities	-
FINANCING ACTIVITIES	
Contributed capital	33,500
Net cash provided by financing activities	33,500
NET (DECREASE) IN CASH	(50,608)
CASH AT BEGINNING OF YEAR	112,596
CASH AT END OF YEAR	$ 61,988
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Notes to Financial Statements
December 31, 2013

Note 1 – Organization and summary of significant accounting policies

Organization

Ashton Stewart & Co., Inc. (the Company), formerly MAS Capital Securities, Inc. and Vantage Securities, Inc., was incorporated as MAS Trade.net, Inc., on September 27, 1999, in the State of Indiana. On October 29, 2001, the Company changed its name to MAS Capital Securities, Inc. Until November 2002, the Company was wholly owned by MAS Capital Securities Holdings, Inc., which is wholly owned by MAS Capital, Inc. During 2010, in an effort to rebrand the firm to more adequately reflect its growing investment banking line of business the name was changed to Ashton Stewart & Co., Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA).

Going-concern

As shown in the accompanying financial statements, the Company has incurred recurring losses from operations. This factor raises serious doubt about the Company's ability to continue as a going concern. Over the past year, the Company's operations have been funded by working capital and contributed capital. Management believes equity contributions will continue to finance operations until such time as the Company achieves profitable operations, which it is pursuing through its ongoing efforts to complete one or more private placement transactions for which it has been engaged. Management is also pursuing additional business lines, which will include additional affiliated independent contractors with established businesses and clientele. However, there can be no assurances that the Company will be successful in achieving its objectives. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue to as a going concern.

Revenue recognition

Wholesale fees on the sale of insurance products to other broker-dealers are recognized when the sales are completed, the amounts can be reasonably estimated and the collection assured. Registered representative commissions and related expenses are recorded when earned and incurred on a monthly basis according to agreements.

Income taxes

The Company follows FASB ASC 740-10 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Note 1 – Organization and summary of significant accounting policies (continued)

Income taxes (continued)

Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non- current depending on the periods in which the temporary differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2013.

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to significant credit risk related to cash.

Accounts receivable

The Company's receivables consist of monies owed by registered representatives per contractual agreements. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of December 31, 2013, the allowance for doubtful accounts totaled $6,592.

Note 1 – Organization and summary of significant accounting policies (continued)

Notes Receivable

Notes receivable are stated at their outstanding principal amount, net of allowance for uncollectible notes. The Company provides an allowance for uncollectible notes, which is based upon a review of outstanding notes receivable, historical collection information and existing economic conditions. As of December, 31, 2013, the allowance for uncollectible notes totaled $0.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 2 to 7 years. Total depreciation and amortization expense for the year ended December 31, 2013 was $0.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2013. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments are cash, accounts receivable and accrued expenses. Fair values were assumed to approximate carrying values for these instruments because they are short term in nature and their carrying amounts approximate fair values.

Note 2 – Income taxes

The Company files income tax returns in the U.S. Federal jurisdiction and state jurisdictions. With a few exceptions, the Company is no longer subject to U.S. Federal or state and local income tax examinations by tax authorities for years before 2009.

The tax effects of temporary differences related to deferred taxes shown on the balance sheet are:

Deferred tax assets	
Net operating loss carryforwards	$ 104,926
Valuation allowance	
Beginning Balance	(55,985)
(Increase) decrease during the year	(48,941)
Ending balance	(104,926)
Net deferred tax asset	$ -

The Company has unused Federal and state operating loss carryforwards of $275,399 and $157,114, respectively, which expire between 2027 and 2032.

Note 3 – Net capital requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $14,768, which was $9,768 in excess of its required net capital of $5,000.

The Company is exempt from having to file the supplemental Securities Investor Protection Corporation Report (SIPC Report) required by SEC Rule 17a-5(e)(4) as the Company is a member and reported less than $500,000 in gross revenues during the year ended December 31, 2013.

Note 4 – Related party transactions

Effective December 1, 2003, the Company entered into Expense Allocation Agreements with entities related to the Company under common ownership. The agreements provide the Company pay a related entity a monthly fee for certain expense allocations, primarily related to administrative services. During the year ended December 31, 2013, the Company incurred expenses totaling $14,100 related to the agreement, of which $0 was payable as of December 31, 2013.

Effective December 15, 2012, the Company entered into a Promissory Note Receivable (Note) with the stockholder of $42,000. Starting on January 1, 2014, interest will accrue monthly at a rate equal to the monthly Applicable Federal Rate (AFR) for mid-term loans, 110% AFR level, as published by the Internal Revenue Service. The unpaid and accrued interest will be payable in yearly installments of interest only beginning on January 1, 2014, and continuing until December 31, 2017, which is when the Note is due in full. At December 31, 2013, the Note was classified as a reduction to equity.

Note 5 – Subsequent Events

Subsequent events have been evaluated through February 18, 2014, which is the date the financial statements were available to be issued.

Ashton Stewart & Co., Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2013

Stockholder's Equity per Statement of Financial Condition	$	15,499
Less: Nonallowable assets		(731)
Net capital	$	14,768
Aggregate indebtedness - items included in financial statements	$	5,220
Basic net capital requirement ($5,000 minimum)	$	5,000
Excess net capital	$	9,768
Ratio aggregate indebtedness to net capital		35%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA

Ashton Stewart & Co., Inc.
Schedule III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2013

Ashton Stewart & Co., Inc., operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders of
Ashton Stewart & Co., Inc.

In planning and performing our audit of the financial statements of Ashton Stewart & Co., Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com
An Independent Member of BKR International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

StarkSchenkein, LLP

Denver, Colorado
February 24, 2014